Exhibit 21.5

Pepco Holdings LLC (50% and Greater) 12/31/2023

Subsidiary	Jurisdiction
Atlantic City Electric Company	New Jersey
Atlantic City Electric Transition Funding LLC	Delaware
Delmarva Power & Light Company	Delaware & Virginia
Millennium Account Services, LLC	Delaware
PHI Service Company	Delaware
Potomac Electric Power Company	District of Columbia & Virginia